G R U P P O · M E D I A S E T


MEDIASET

082-04515

12g3-2(b)

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese


SUPPL


10015467

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 31th march 2010

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of March.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

4/6



12g3-2(b)

Madrid, 24th May 2010

Today Telecinco our controlled company has disclosed the following press release:

COMMUNICATION OF A RELEVANT FACT

"According to the provisions of Section 82 of the Spanish Stock Market Act No. 24/88, of 28 July 1988, "GESTEVISIÓN TELECINCO, S.A." informs that the Gross Advertising Revenues for "PUBLIESPAÑA S.A." grew slightly above +20% in January 2010 versus the same period of last year.
During the month of February 2010 the Gross Advertising Revenues for "PUBLIESPAÑA S.A." grew ahead of +40% versus the same period of last year.

The Secretary,
Mario Rodríguez Valderas

Department of Corporate Communications and Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/


GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

PUBLITALIA
2010 FIRST QUARTER TV ADVERTISING REVENUES GROWTH

Giuliano Adreani, Mediaset CEO, today during the Full Year 2009 results presentation to investors and analysts community, stated that Publitalia foresees a growth of First Quarter 2010 advertising revenues slightly above 5%, compared with the same period of 2009.

Cologno Monzese, 24th march 2010

Department of Communications and Media Relations
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

12g3-2(b)



PRESS RELEASE

Mediaset announces a partial correction to the press release issued yesterday. Dividends for 2009 will in fact be payable from 27 May 2010, with coupons detachment **from 24 May 2010** (Coupon N°. 14).

Cologno Monzese, 24 March 2010

Department of Corporate Communications and Image
Tel. +39 0225149156
Fax +39 0225149271
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

12g3-2(b)



PRESS RELEASE

Mediaset Board Meeting 23 March 2010

APPROVAL FOR 2009 RESULTS

Consolidated results

Net revenues: €3,882.9 million

Net profit: €272.4 million

Proposed dividend of €0.22 per share

Italy

Net revenues: €3,228.8 million

Net profit: €269.0 million

Television costs: -1.8%

Revenues from Pay TV Mediaset Premium: + 56.5%

Ratings: Mediaset leader in all time bands in the 15-64-year-old audience

Canale 5 Italy's most popular channel in the commercial target

Spain

Net revenues: €656.3 million

Net profit: €48.4 million

Ratings: Telecinco leader in the commercial target

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the annual report for 2008 of Mediaset SpA and the consolidated annual report of the Mediaset Group for the year ended 31 December 2009.

The company's results in 2009 were affected, mainly in Spain, by the deep recessionary phase being faced by the global economy. The result has been a marked fall in advertising investments in both of the geographic areas of reference.

In this context, the Group in Italy was able to contain the fall in advertising sales compared with its competitors, and increase its market share. In terms of ratings, the leadership of the three Mediaset channels confirmed their leadership in the 24-hours in the commercial target and the absolute leadership of Canale 5 in all time bends in the same target.

Moreover, control of TV costs and the excellent performance of Mediaset Premium, made it possible to improve, especially in Italy, the reduced margins due to lower advertising sales.


GRUPPO
MEDIASET

MEDIASET GROUP: CONSOLIDATED RESULTS

- The **consolidated net revenues** of the Mediaset Group came to **€3,882.9 million**, a fall of 7.5% on the €4,199.5 million of 2008. This reduction was due to the slump in advertising sales at the Spanish subsidiary Telecinco, while total revenues generated in Italy were slightly higher (+0.3%) than those of 2008.

- The Group's **EBIT** amounted to **€601.5 million**, compared with €983.6 million in the previous year (-38.9%). However, during the last quarter of the year, the fall in EBIT was, both in Italy and Spain, decidedly lower than in the preceding nine months.

- **Operating profitability** stood at **15.5%**, compared with 23.4% in 2008 but, once again, is one of the best performances among European broadcasters.

- **Net profit** attributable to the Group, after taxation, came to **€272.4 million** (€459.0 million in 2008). This result was affected by a writedown in goodwill, of €40.1 million, by Edam (the parent company of Endemol).

- The Group's **consolidated net financial position** went from -€1,371.7 million at 31 December 2008 to **-€1,552.0 million** at 31 December 2009.

- During the period **the group's net cash generation** came to **€354.1 million**, (€672.2 million in the previous year), confirmation of the Group's financial stability.

It should be noted that, following a partnership agreement reached on 30 June 2009, between RTI S.p.A. and the private equity fund 21 Partner, the Mediaset Group's stake in Medusa Cinema S.p.A. and Medusa Multicinema S.p.A. went from 100% to 49%.
Consequently, the consolidated financial statements of both 2008 and 2009, have been reclassified, indicating separately the contribution of these business and the economic impact of the operation.

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- **Consolidated net revenues** in 2009 came to **€3,228.8 million**, an increase of **0.3%** on the previous year (€3,218.8 million). This result, in total contrast to the sector in general, was achieved thanks to the excellent performance of Mediaset Premium and a combination of other non-television activities (including Mediashopping and film distribution).

- **Gross television advertising sales** came to **€2,633.7 million,** a fall of 8.6% on the €2,881.1 of 2008. The result was, nevertheless, better than the market of reference, which in 2009 saw a fall of 13.4% (excluding the contribution of Publitalia the decline in advertising would be 15.6%). During the last quarter, which is compared to the period of greatest difficulty in 2008, revenues saw a lower level of decline, at 3.2%.

- **Mediaset Premium** generated total revenues of €560.6 million, compared with €403.7 million in 2008 (+38.9%). Revenues from the characteristic business (card sales, re-charges and Easy Pay) improved even more: +56.5%.



Active cards as of 31 December 2009, totalled around 3.7 million, compared with around 2.9 million in the previous year. A quite brilliant result, given that on 30 June 2009 more than 2 million Premium cards had expired.

- **Total television costs** saw a very slight **reduction** of **1.8%** compared with the previous year. A result that confirms the pursuit of a scrupulous efficiency policy able to cut costs without having a negative impact on the richness of the schedules and the ratings of the Mediaset channels.
- **EBIT** came to **€478.7 million**, compared with €596.8 million in the previous year (-19.8%).
- **Net profit** came to **€269.0 million**, compared with the €378.1 million of 2008 (-28.9%).

Ratings: in 2009 Mediaset channels confirmed their national leadership across all time bands among viewers in the 15 to 64 year-old age range (the commercial target): Mediaset recorded ratings of **41.0% in prime time** and **41.2% across the 24-hours**.
Canale 5 is Italy's most popular channel in the commercial target with a **23.3% share in prime time** and **22.3% across the 24-hours**.

Spain

- During 2009 the **consolidated net revenues** generated by the Telecinco Group came to **€656.3 million** compared with €981.9 million in 2008 (-33.2%). This result was obviously affected by the unfavourable international economic and financial situation, which in the case of Spain has proved especially severe.
- **Total costs** were, nevertheless, **down by 10.3%** compared with the previous year. This performance was also affected by the utilisation of risk reserves, booked in the first half. Net of this component, the reduction was of 4.3%, a result obtained thanks to rigorous efficiency gains in scheduling and management.
- **EBIT** for the period, came to **€122.8** million, compared with €386.9 million in 2008, a fall of 68.3%.
- **Pre-tax profit** came to **€2.8 million,** compared with the €207.6 million of the previous year.
- **Net profit** amounted to **€48.4 million,** compared with €211.3 million in 2008.
- **Ratings:** Telecinco consolidated its position as Spain's most popular channel in the commercial target with a **15.5%** across the 24-hours.

12g3-2(b)


GRUPPO
MEDIASET

RESULTS OF THE PARENT COMPANY: MEDIASET S.p.A.

The parent company Mediaset S.p.A. ended the year 2009 with a **net profit of €329.7 million**, compared with the €342.5 million of 2008.

DIVIDEND PROPOSAL

The Board of Directors agreed to propose to the Company's Annual General Meeting, to be held on April 20, on first calling, or, if necessary, on second calling, on April 21 2010, a **dividend of €0.22 per share.**
The dividend will be payable from 27 May 2010, with coupons detachment from 18 May 2009 (Coupon N°. 14).

FORECAST FOR THE YEAR

The international economic situation, particularly in Spain, appears weak and uncertain, with recovery still some way off.

Nevertheless, in the first months of 2010 advertising investments, in particular in television, appeared more dynamic. In fact, revenues for the first two months were decidedly positive, both in Italy and Spain.
This trend, which in any case is up against the most critical period of last year, has created a solid basis for the pursuit, over the year, in the two geographic areas of reference of the Group's objectives in terms of revenue growth and a further increase in market share.

In particular, in Spain, Telecinco which in 2009 was heavily affected by the economic downturn and a much more demanding competitive scenario, during 2010 is expected to operate in more favourable conditions. On the one hand, the new legislative framework, introduced during 2009, will not permit the state-owned broadcaster RTVE to operate directly in the advertising market in 2010. On the other hand, the competitive environment will be more concentrated, following the integration of Telecinco and Cuatro, which will become effective when the corporate operations, foreseen in the agreement with Prisa reached in December, have been finalised.

We therefore expect to see an increase in the Group's advertising revenues, which will be made even more effective by a continuation, also during 2010, of the rigorous policy of controlling television costs.

Finally, the fact that in Italy we expect to see an operating breakeven in the Mediaset Premium business and further improvements in the performance of diversified businesses, should make it possible to record for 2010 consolidated net profits that are higher than those for 2009.




RECEIVED
2010 APR -6 A 8:14

SHARE BUY BACKS

The Board of Directors of Mediaset will ask the forthcoming AGM to renew authorisation to effect share buy backs in order to pursue, in the interests of the company, the aims foreseen by relevant regulations, including:

a) the availability of shares to be sold to employees of the company, its subsidiaries and holding, as part of the Stock Option Plan for 2003-2005, 2006-2008 and 2009-2011;
b) to conduct operations for trading, coverage or arbitrage purposes.
c) conduct investment operations in liquidity.

Buy back operations will be conducted in accordance with Artt. 2357 ff. of the Civil Code, Art. 132 of D. Lgs. 58/98, Art. 144-bis of the Consob Regulations implementing the legislative decree of 24 February 1998, n. 58, regarding the regulation of issuers and all other applicable norms, including those of the Directive 2003/6 and relative national and European norms.

The company's current share capital of €614,238,333.28, is divided into 1,181,227,564 ordinary shares and, on 23 March 2010 the company had in its portfolio. 44,825,500 shares, corresponding to 3.79% of the share capital; Mediaset's subsidiary companies do not hold shares in the parent company.

The proposal foresees the attribution to the Board of Directors of the power to buy, also through options trading or financial instruments and derivatives of Mediaset stock, up to a maximum of 118,122,756 and, in any case, within the legal limit, of ordinary company shares with a nominal value of €0.52 each (equal to 10% of the company's share capital), in one or more operations, up until the approval of the Company's Annual Report for the year ended 31 December 2008, and, in any case, for a period of not more than 18 months from the date of Shareholders' approval. The above sum is guaranteed by existing reserves from the last approved balance sheet.

Buy back operations will follow the following procedure

i) buy backs destined to facilitate the Stock Option Plans for 2003/2005, 2006/2008 and 2009/2011, must be made according to the procedures foreseen by Art 144-*bis* b) and c) of the Regulations for Issuers on the listing Stock Exchange at a price that is not greater than the reference price of the last independent operation and the price of the highest current price of the independent offer on the automated market run by Borsa Italiana.

ii) any other eventual buy backs must be made on the listing stock exchange according to the procedures foreseen by Art 144- *bis* b) and c) of the Regulations for Issuers at a price not greater than the reference price of the last independent operation and the price of the highest current price of the independent offer on the automated market run by Borsa Italiana.

The Shareholders will also be asked to authorise, as per Art: 2357 *ter* of the Civil Code, the Board of Directors, within the terms of the law and norms that may be introduced from time to time, and the regulations issued by Borsa Italiana and in conformity with relevant European norms, to:


GRUPPO
MEDIASET

a) transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, to employees of the company, its subsidiaries or holding, for the exercise of options to buy such shares held by the said employees at the prices, on the terms and in the manner foreseen by the conditions of each of the Stock Option Plans for 2003/2005, 2006/2008 and 2009/2011. The present authorisation applies to the period of validity established by the stock option plans;

b) transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, in the following alternative procedures:

i) in cash; in such cases, sales will be effected on the listing stock exchange and/or off market, at a price of not less than 90% of the reference price of the stock on the day before any such operation;

ii) by trading, exchange, contribution or other operations, in the context of industrial plans or extraordinary financial operations. In such cases, the economic terms of the transfer, including the evaluation of the shares that are involved in the exchange, will be determined with the assistance of independent adjudicators, given the nature and the characteristics of the deal, also taking account of the market performance of Mediaset shares.

The authorisation as at b) above is agreed for a period of not more than 18 months from the date of the resolution.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the Single Finance Bill, that the accounting information contained in this press release corresponds to that contained in the company's books.

Cologno Monzese, 23 March 2010

Department of Communications and Media Relations
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor



Highlights from the consolidated income statement *(*)*

in €m

	2009	2008
Consolidated net revenues	**3,882.9**	**4,199.5**
Labour costs	507.6	508.6
Procurement, services and other costs	1,593.3	1550.1
Operating costs	**2,100.9**	**2,058.7**
Gross operating profit	**1,782.0**	**2,140.9**
Amortisation of rights	1,026.8	984.5
Other amortisation and depreciations	153.8	172.7
Total amortisation and depreciations	**1,180.6**	**1,157.2**
Operating profit	**601.5**	**983.6**
(Losses)/gains from equity disposals	-	-
EBIT	**601.5**	**983.6**
Financial income /(charges)	(28.8)	(80.3)
Income/(charges) from investments	(124.4)	(209.1)
Profit before taxation	**448.4**	**694.2**
Income taxes	(142.5)	(132.0)
Net profit from operations	**305.8**	**562.1**
(Net profit from discontinued activities)	(0.6)	3.2
(Minority interest (profit)/loss	(32.8)	(106.3)
Profit for the Mediaset Group	**272.4**	**459.0**

Highlights from the consolidated balance sheet *(*)*

in €m

	31/12/2009	31/12/2008
Television rights	2,598.0	2,396.1
Goodwill and consolidation differences	512.1	513.4
Other tangible/intangible assets	957.1	1,051.9
Financial assets	233.8	361.6
Net working capital & other assets/liabilities	(110.3)	(92.1)
Severance indemnity reserve	(100.4)	(103.4)
Net invested capital	**4,090.3**	**4,127.5**
Net Group assets	2,331.8	2,482.4
Shareholders' equity and minority interest	206.5	273.4
Net assets	**2,538.3**	**2,755.8**
Net financial position	**(1,552.0)**	**(1,371.7)**

(*)Highlights from the reclassified accounts

12g3-2(b)


GRUPPO
MEDIASET

PRESS RELEASE

MEDIASET S.P.A.: Notice of convocation of the General Shareholders' Meeting 2010

Mediaset S.p.A. would like to inform you that the notice of convocation of the General Shareholders' Meeting 2010 of the Company was published today on the Official Journal of Italian Republic and on the Italian daily newspaper "Il Sole 24 Ore". The notice of convocation is also available for consultation on the corporate website at www.mediaset.it and on the website of Borsa Italiana S.p.A.

Cologno Monzese, March 16, 2010

Department of Corporate Communications and Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
www.mediaset.it/investor

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Mediaset S.p.A.
www.mediaset.it
Registered office in via Paleocapa 3, 20121 Milan (MI)
Share Capital Euro 614,238,333.28
Entered in the Milan Companies Register
Fiscal Code and VAT number 09032310154

Notice of convocation of the General Shareholders' Meeting of Mediaset S.p.A. ISIN IT0001063210

The Shareholders of Mediaset S.p.A. (ticker MS) who hold ordinary shares (ISIN IT0001063210 - Sedol 5077946) or American Depositary Receipts (CUSIP 584469407) are called to an Ordinary General Meeting, in Cologno Monzese (Milan), Via Cinelandia 5, on Tuesday 20 April 2010, 10.00 am, at first call, and on Wednesday 21 April 2010, same time and place, at second call, to vote on the following items on the

Agenda

A. Financial statements at 31 December 2009

1. Approval of the Financial Statements at 31 December 2009 and the Board of Directors' Management Report; Presentation of the Reports of the Independent Auditors and Supervisory Board to the General Meeting; Presentation of the Consolidated Financial Statements at 31 December 2009; Reports of the Board of Directors and Independent Auditors
2. Approval of the allocation of operating profit; pertinent resolutions.

B. Supplement to the appointment of independent auditors Reconta Ernst & Young S.p.A. by resolution of the general meeting on 16 April 2008

3. Supplement to the appointment of independent auditors Reconta Ernst & Young S.p.A. by resolution of the general meeting on 16 April 2008; pertinent resolutions.

C. Authorisation for the Board of Directors to buy and sell the Company's own shares

4. Authorisation for the Board of Directors to buy and sell the Company's own shares, also for the purposes of Stock Option plans; pertinent resolutions.

In consideration of the company's ownership situation, it is expected that the General Meeting will meet and vote on resolutions on 21 April 2010.

The share capital comprises no. 1,181,227,564 ordinary shares, of which only outstanding ordinary shares have voting rights, or in other words no. **1,136,402,064** shares, excluding the no. 44,825,500 treasury shares held as of today's date. This number may vary in the period from today until the date of the general meeting.

Mediaset S.p.A. is a financial intermediary entered in the special section of the general register pursuant to article 113, Legislative Decree no. 385/1993, as amended (Banking Consolidation Act - T.U.B.), in accordance with the combined provisions of article 108 T.U.B. and article 1, Ministerial Decree (Treasury Ministry) no. 517/1998, whoever owns more than 5% of the share capital represented by shares with voting rights may not exercise said voting rights conferred by the excess shares, unless said person meets the integrity criteria provided. The same criteria must be met by whoever, independently of the size of the holding, controls the company pursuant to article 23, T.U.B.. In this case the suspension of voting rights is applied to the entire holding.

Pursuant to article 11 of the Bylaws, Shareholders are eligible to attend the general meeting if they provide the Company with the statement issued by a registered intermediary pursuant to article 2370, paragraph 2, of the Italian civil code at least two working days before each meeting. Filing the intermediary's statement does not prevent the shareholder from disposing

of the shares before the general meeting takes place. In this case, the buyer of the shares may attend the general meeting only if same has completed the procedures set forth in the previous clause, 2 full working days before the date of each meeting.

Pursuant to article 12 of the Bylaws, shareholders have the right to attend the general meeting by proxy, as established by law. Shareholders may use the proxy form available at the intermediaries with whom the shares are lodged, or at the head office of the company and on the corporate website (www.mediaset.it)
Individual natural persons appointed to represent shareholders may not represent more than 200 shareholders.

To facilitate the verification of their powers of proxy, persons who intend to attend the General Meeting as the proxies of Shareholders or other assigns, may send documents proving that they have such powers to the Company's Corporate Affairs Office; said documents must nevertheless be presented for the purposes of receiving accreditation to attend the General Meeting.

Shareholders will be asked to vote separately only on the proposals provided with a **number** in this agenda. All the proposals are submitted for the approval of ordinary Shareholders of the company and the holders of ADRs representing ordinary shares in the Company.
Pursuant to the law, Shareholders who, individually or jointly, represent at least one fortieth of the share capital may apply, within 5 days from the publication of this notice, to include additional items of business to discuss by stating such matters in their application. Such additions are not permitted with regard to matters on which the general meeting votes, pursuant to the law, at the proposal of directors or on the basis of a project or report prepared by same.

All documentation regarding the items of business on this agenda will be made available at the Company's registered office, on the Company website

(www.mediaset.it), and on the Italian stock market website (Borsa Italiana S.p.A., www.borsaitaliana.it). Shareholders have the right to obtain a copy of said documents.
Specifically, as of 2 April 2010, Shareholders will be granted access to the financial statements and consolidated financial statements at 31 December 2009, with the relative Board of Directors' Reports, including the annual report on corporate governance, as well as descriptive reports and the proposals to the general meeting regarding the items of business on the agenda.
The Bylaws of the Company are available for consultation on the corporate website (www.mediaset.it).

The Mediaset Corporate Affairs Office is available to provide any further information required on: tel. +39 02 25149588; fax +39 02 25149590 and at email address: direzione.affarisocietari@mediaset.it. The Company's registered office (Via Paleocapa 3, Milan) is open to the public for consulting and/or lodging the aforementioned documents on weekdays from Monday to Friday, from 9 am to 6 pm.

Shareholders are invited to make their way to the meeting before the starting time to facilitate registration. The accreditation of meeting attendees will begin one hour before the start of the meeting.

A shuttle service is available from Milan Metro station Cascina Gobba (MM2) to the place of meeting and in the reverse direction after the conclusion of the General Meeting.

The Chairman

Fedele Confalonieri


GRUPPO MEDIASET
MEDIASET
2009
FULL YEAR RESULTS
PRESENTATION
March, 24th 2010


MEDIASET

Fedele Confalonieri
Chairman

MEDIASET GROUP | P&L Consolidated Results

(Euro ml.)	2008	2009
Net Consolidated Revenues	4,199.5	3,882.9
Operating Profit	983.6	601.5
Net Profit	459.0	272.4
Dividend per Share (Euro)	0.38	0.22
Payout	*94%*	*92%*


MEDIASET

MEDIASET ITALIAN BUSINESS | P&L Results

(Euro ml.)	2008	2009
Net Consolidated Revenues	3,218.8	3,228.8
Operating Profit	596.8	478.7
Net Profit	378.1	269.0


MEDIASET

TELECINCO | P&L Results

(Euro ml.)	2008	2009
Net Consolidated Revenues	981.9	656.3
Operating Profit	386.9	122.8
Net Profit	211.3	48.4


MEDIASET


MEDIASET
Pier Silvio Berlusconi
Executive Vice Chairman

CHALLENGES FOR BROADCASTERS

Traditional FTA	Challenges
1. Few generalist channels	1. Audience fragmentation
2. Revenues mainly from advertising	2. Advertising market maturity
3. Broadcasting (no content)	3. Dependence on content providers
4. Linear offer only	4. Technology enabling non-linear offers
5. Analogue transmission only	5. Digital platforms multiplication


MEDIASET

MEDIASET STRATEGIC REACTION

Challenges	Mediaset way to broadcasting
1. Audience fragmentation	1. Generalist + thematic channels
2. Advertising market maturity	2. Advertising + Pay TV revenues
3. Dependence on content providers	3. Broadcasting + vertical integration in content
4. Technology enabling non-linear offers	4. Linear + non linear offer ("On Demand")
5. Digital platforms development	5. Presence on all digital platforms + analogue


MEDIASET

GENERALIST FTA TV


MEDIASET

AUDIENCE SHARE | 2006-2009 Evolution
*15-64 years, audience guarantee**



43.1
43.5
42.9
42.1
39.6
37.6
36.6
34.9
2006
2007
2008
2009
C5+I1+R4
R1+R2+R3

Source: Auditel, 24h, (% audience share)

*2006: Spring 29/1-3/6 excluding 26/2-4/3+Autumn 3/9-2/12 2007: Spring 14/1-2/6 excluding 25/2-3/3+Autumn 9/9-1/12 2008: Spring 13/1-31/5 excluding 24/2-1/3+Autumn 7/9-29/11 2009: Spring 11/1-30/5 excluding 15/2-21/2+Autumn 6/9-5/12 2010 Spring 10/1-13/3 excluding 14-20/2



MEDIASET



MULTICHANNEL FTA TV


MEDIASET

2010 AUDIENCE | Channel ranking (24 hours)

Spring 2010, 4-64 yrs*


22.4
16.1
11.4
8.8
7.0
6.7
2.4
1.3
0.8
0.6
0.6
0.5
0.5
0.5
0.5
0.5
0.3
0.3
0.3
0.3
Canale 5
Rai Uno
Italia 1
Rai Due
Rai Tre
Rete 4
La7
Boing
Rai 4
Premium Calcio
K2
Iris
RaiSat Premium
Sky Sport 1
Disney Channel
RaiSat Yoyo
Fox Crime/HD
RaiSat Cinema
Rai Gulp
Fox/HD

Source: Auditel , 24h, (% audience share)
*Spring 2010 (up to 6 March)

2010 AUDIENCE | Switch-off impact in "All Digital" areas
Spring 2010*, Individuals

	Spring 2010*	Δ vs. 2009*
Generalist (RAI+MS)	70.3%	-8.7%
Multichannel (RAI+MS)	13.1%	+10.5%
Total (RAI+MS)	**83.4%**	**+1.8%**
Satellite	8.4%	-1.1%
Other	8.2%	-0.7%

"All Digital" Areas: Sardegna, Piemonte, Lazio, Campania, Trentino Alto Adige, Valle D'Aosta
*Spring 2010 (up to 6 March)


MEDIASET

FTA TV COSTS | 2001-2009 evolution and 2010 budget


2009
2001-2009 CAGR
2010
0%
MEDIASET
Initial Guidance
-1.8%
1.4%
2.2%
MEDIASET
Inflation
Guidance
+1%
MEDIASET

FTA TV Costs = Personnel costs+operating costs+TV rights amortisations+other D&A+intra-company items
Source: Istat


MEDIASET

PAY TV


MEDIASET
| 15 |

MEDIASET PREMIUM | Customer base growth


4,148,000
3,725,000
2,911,000
-1,950,000
+128%
1 January 2009
July 2009
31 December 2009
21 March 2010

Source: company data


MEDIASET
| 16 |

MEDIASET PREMIUM | Commercial offer and revenues development

Mio Euro


Studio Universal
Premium MotoGP
CINEMA
CINEMA
CINEMA
GALLERY
FANTASY
CALCIO
REALITY
CALCIO
226 ml €
ARPU 60€
GALLERY
FANTASY
CALCIO
404 ml €
ARPU 80€
561 ml €
+38.9% vs. 2008
ARPU 94€
Pay TV revenues
+56.5% vs. 2008
2007
2008
2009


MEDIASET
| 17 |

2001 - 2009 | Mediaset Italian business revenues evolution

2004 | **2009**

Total Revenues: 3,228.8 ml Euro


Other Revenues
3%
Advertising Revenues
97%
951.4 ml Euro
Other Revenues
29.5%
Advertising Revenues
70.5%

Publitalia Adv. market share	
2008	*2009*
32.9%	**34.7%**

* Source: AC Nielsen


MEDIASET

SPAIN


MEDIASET
| 19 |

SPAIN | Market environment called for reaction

- Telecinco in Spain faced a difficult market situation, characterized by several factors:
  - Launch of 2 new generalist FTA channels
  - Unusual inventory exploitation for TVE
  - Severe macroeconomic downturn

We decided to react promptly in order to achieve the best deal available



1. **Best fit between Telecinco and Cuatro (editorial + advertising)**
2. **Opportunity to replicate the Italian strategy (free + pay)**


MEDIASET

SPAIN | Strategic rationale

- Reinforce the leadership in the Spanish FTA market
  - 45.1% of TV advertising market
  - 28.1% audience in the commercial target (24 hours)
- Development of significant revenues synergies
- Achieve relevant cost synergies
- Reinforce the multichannel strategy on DTT
- Benefit from the coming advertising market upturn, in a leading market position



The right deal at the right time


MEDIASET

12g3-2(b)

MEDIASET WAY TO BROADCASTING





Contenuti
endemol
MEDUSA
taoduefilm
Generalist FTA
Multichannel
Boing
IRIS
NUOVI CANALI
Pay TV
PREMIUM
STEEL
mya
CINEMA
CALCIO
EXTRA
HIRO
Non linear TV
VIDEO MEDIASET
PREMIUM ON DEMAND
TV Generalista
TELECINCO
cuatro
Multichannel
NUOVI CANALI
latino
DIGITAL+ (*)
CANAL+ ACCIÓN
CANAL+ COMEDIA
CANAL+ DCINE
CANAL+ Deportes
CANAL+ Liga
Pay TV
(*) minority stake of 22%
Non linear TV
TELECINCO.ES
Cuatro.com
Content
endemol



MEDIASET
| 22 |


MEDIASET

Giuliano Adreani
CEO

ITALY | Economic Environment

Var. % 2009 vs 2008

GDP

2008	2009
-1.0	-4.7

Household consumption

2008	2009
-0.9	-1.5

Corporate Investments

2008	2009
-3.0	-12.2

Advertising Expenditure*

2008	2009
0.0	-13.4

* Excluding satellite TV in 2008 and Transit in 2009


MEDIASET

EUROPE | Advertising market trend

Var % 2009 vs. 2008


-13.4%
Italy
-13.3%
France
-8.9%
UK
-20.9%
Spain


Advertising
MEDIASET
| 25 |

ITALY | The worst year for the advertising market
Var % 2009 vs. 2008


Q1
Q2
Q3
Q4
-21.2%
-17.9%
-15.2%
-8.0%

Source: Nielsen; Market excluding Mediaset


Advertising
MEDIASET
| 26 |

ITALY | Advertising market trend


-8.4%
Mediaset
-15.6%
Total Market excluding Mediaset
-16.9%
RAI
-16.0%
Newspapers
-28.7%
Magazines
-7.7%
Radio
-25.4%
Outdoor
Internet
+5.1% (of which Display -1.3%)

Source: Nielsen



MEDIASET | Advertising revenues


-8.6%
(Euro ml.)
2,881.1
2,633.7
2008
2009


Advertising
MEDIASET
| 28 |

MEDIASET | Advertising revenues


-8.0% (including Digitalia)
(Euro ml.)
2,937.5
2,704.9
2008
2009


Advertising
MEDIASET
| 29 |

ITALY | Publitalia outperforming the market

Var % 2009 vs. 2008


Q1
Q2
Q3
Q4
-21.2%
-12.8%
-17.9%
-11.1%
-15.2%
-6.2%
-8.0%
-2.7%
Market excluding Mediaset
Mediaset

Source: Nielsen (excluding Direct Mail and Transit)


Advertising
MEDIASET

SECTOR ANALYSIS | Food
Var % 2009 vs. 2008


-7.1%
Mediaset
-14.0%
RAI
-11.8%
Newspapers
-21.0%
Magazines
-5.5%
Radio

Source: Nielsen (excluding Direct Mail and Transit)



SECTOR ANALYSIS | Automotive

Var % 2009 vs. 2008


-6.9%
Mediaset
-32.1%
RAI
-25.9%
Newspapers
-38.0%
Magazines

Source: Nielsen (excluding Direct Mail and Transit)



SECTOR ANALYSIS | Finance and Insurance

Var % 2009 vs. 2008



-14.5%
Mediaset
-30.4%
RAI
-28.6%
Newspapers
-37.8%
Magazines
-19.7%
Radio

Source: Nielsen (excluding Direct Mail and Transit)



SECTOR ANALYSIS | Telecom

Var % 2009 vs. 2008


Mediaset
+2.3%
-14.0%
RAI
-21.4%
Newspapers
-46.1%
Magazines
Radio
+1.6%
-27.4%
Internet

Source: Nielsen (excluding Direct Mail and Transit)


Advertising
MEDIASET

Why Mediaset outperformed the Market?

- Focus on core business and top clients

- Acquisition of new clients even in a difficult year

- Ability to maintain the same level of prices


MEDIASET
| 35 |

MEDIASET | Focus on top clients*

	2009 vs. 2008
Top 10 clients	-1.4%
Top 20 clients	-3.9%
Clients >101	-1.4%

(*) Holding clients – 2008 client ranking


Advertising
MEDIASET

MEDIASET | New business activity

Active clients	1,018
New clients	254
Revenues from new clients	79.5 Euro ml.


Advertising
MEDIASET
| 37 |

MEDIASET | Average revenues per advertising slot
Var %

	2009 vs. 2008
Mediaset	**-2.2%**
Rai	-9.7%
Newspapers	-13.8%
Magazines	-8.8%
Radio	-9.0%

Source: Nielsen


Advertising
MEDIASET



First hints on 2010



ITALY | Advertising market trend
January 2010 vs January 2009


Mediaset
+3.3%
Total Market excluding Mediaset
+1.1%
RAI
+0.3%
Newspapers
+0.6%
-17.7%
Magazines
Radio
+6.9%
Outdoor
+14.4%
Internet
+4.7%

Source: Nielsen (excluding Direct Mail, Transit and Out of Home)


Advertising
MEDIASET


MEDIASET

Marco Giordani

CFO

MEDIASET GROUP | P&L Consolidated Results

(Euro ml.)		2008	2009
NET CONSOLIDATED REVENUES		**4,199.5**	**3,882.9**
	Italy	*3,218.8*	*3,228.8*
	Spain	*981.9*	*656.3*
EBIT		**983.6**	**601.5**
	Italy	*596.8*	*478.7*
	Spain	*386.9*	*122.8*
NET PROFIT (Reported)*		**459.0**	**272.4**
Adjusted NET PROFIT **		***465.7***	***326.7***

* Including the impact of discontinued operations (Medusa Cinema and Multicinema)
** Net profit adjusted in 2008 for the net impact of the amortization of intangibles related to the PPA of Endemol and the impact of the fiscal assets realignment (2008 Italian Budget Law); in 2009 for the impact of the amortization of intangibles related to the PPA of Endemol


Financials
MEDIASET


MEDIASET

2009 RESULTS | Italian Business


MEDIASET

MEDIASET ITALIAN BUSINESS | P&L Results

(Euro ml.)	2008	2009	*% Var*
Net Consolidated Revenues	**3,218.8**	**3,228.8**	*+0.3%*
Personnel Costs	(418.7)	(426.7)	
Other Operating Costs	(1,234.9)	(1,311.9)	
EBITDA	**1,565.2**	**1,490.2**	*(4.8%)*
Rights Amortisation	(803.7)	(865.3)	
Other Amortisation & Depreciation	(164.7)	(146.2)	
Operating Profit	**596.8**	**478.7**	*(19.8%)*
Financial Income (Losses)	(77.0)	(32.0)	
Associates	(33.3)	(1.2)	
Pre-Tax Profit	**486.6**	**445.5**	*(8.4%)*
Taxes	(108.9)	(166.7)	
Tax rate	*22.4%*	*37.4%*	
NET PROFIT	**378.1**	**269.0**	*(28.9%)*



MEDIASET ITALIAN BUSINESS | Operations Breakdown

(Euro ml.)	Total Net Revenues	Total Costs (including D&A)	Operating Profit
FTA TV	2,350.9	(1,835.1)	515.8
Network Operator	219.0	(196.3)	22.7
Pay TV	560.6	(631.5)	(70.8)
Other Activities	424.6	(372.2)	52.4
Intra-company Eliminations	*(135.4)*	*135.4*	-
Adjustments	*(191.0)*	*149.6*	*(41.4)*
TOTAL	3,228.8	2,750.1	478.7



MEDIASET ITALIAN BUSINESS | FTA TV

(Euro ml.)	2008	2009
Total Net TV Revenues	**2,534.2**	**2,350.9**
TV Advertising Revenues	2,881.1	2,633.7
Multichannel Adv. Revenues	7.9	10.3
Commissions	(429.2)	(392.2)
Other TV Revenues	72.5	96.4
Net Intra-company Items	*1.9*	*2.6*
Total TV Costs	**(1,868.1)**	**(1,835.1)**
Personnel	(350.8)	(352.4)
TV Operating Costs	(785.3)	(735.9)
TV Rights Amortisations	(588.8)	(598.2)
Other D&A	(77.5)	(67.3)
Net Intra-company Items	*(65.7)*	*(81.2)*
FTA TV Operating Profit	**666.1**	**515.8**
margin	*26.3%*	*21.9%*

MEDIASET ITALIAN BUSINESS | Network Operator

(Euro ml.)	2008	2009
Total Net Revenues	**190.8**	**219.0**
3° Party Revenues	74.4	87.4
Other Revenues	5.3	6.2
Net intra-company Items	*111.1*	*125.4*
Total Costs	**(180.1)**	**(196.3)**
Personnel	(34.8)	(35.9)
Other Operating Costs	(94.2)	(102.2)
Other Amortisation & Depreciation	(51.1)	(58.3)
Network Operator Operating Profit	**10.8**	**22.7**
margin	*5.7%*	*10.4%*



MEDIASET ITALIAN BUSINESS | Pay TV

(Euro ml.)	2008	2009
Total Net Pay TV Revenues	**403.7**	**560.6**
Pay TV Revenues	199.1	311.5
Advertising Revenues	13.1	29.8
Other Revenues	192.9	223.5
Commissions	(1.5)	(4.2)
Total Pay TV Costs	**(464.6)**	**(631.5)**
Personnel	(8.8)	(14.6)
Other Operating Costs	(196.7)	(302.6)
Rights Amortisations and Other D&A	(217.3)	(267.0)
Net intra-company items	*(41.7)*	*(47.3)*
Pay TV Operating Profit	**(60.9)**	**(70.8)**

MEDIASET ITALIAN BUSINESS | Other Activities

(Euro ml.)	2008	2009
Total Net Revenues	**371.5**	**424.6**
Medusa/Taodue 3° Party revenues	106.4	104.6
Medusa/Taodue intra-company revenues	*167.8*	*191.0*
Multimedia	21.0	20.5
Mediashopping	32.1	61.2
Other Non-TV Revenues	41.6	39.8
Net Intra-company Items	*2.5*	*7.4*
Total Costs	**(355.6)**	**(372.2)**
Personnel	(24.4)	(24.0)
Other Operating Cost	(199.3)	(212.3)
Right Amortisations	(96.1)	(120.9)
Other Amortisations & Depreciations	(27.7)	(8.1)
Intra-company Items	*(8.1)*	*(6.9)*
Other Activities Operating Profit	**15.9**	**52.4**
margin	*4.3%*	*12.3%*

MEDIASET ITALIAN BUSINESS | Investments

(Euro ml.)	2008	2009
TV rights and cinema	598.9 *	530.9**
Pay TV rights	217.9	491.3
DTT	30.8	47.8
Technical & immaterial	78.2	75.1
Option rights	1.0	0
Total Investments	**926.8**	**1,145.1**

* Including € 86.9 ml. Medusa TV Rights investment
** Including € 123.5 ml. Medusa TV Rights investment

MEDIASET ITALIAN BUSINESS | Cash Flow Statement

(Euro ml.)	2008	2009
Net Financial Position (01/01)	**(1,222.0)**	**(1,345.8)**
Free Cash Flow from Core Activities	**357.2**	**259.0**
- Cash Flow from Operations	1,356.4	1,321.7
- Investments	(926.8)	(1,145.1)
- Disinvestments	3.4	2.2
- Change in Net Working Capital (CNWC)	(75,8)	80.2
Equity (Investments)/Disinvest.	(16.7)	(14.1)
Free Cash Flow	**340.5**	**244.9**
Change in consolidation area	(139.7)	26.7
Change in equity (incl. Buyback Program)	-	-
Cashed-in Dividends	164.0	110.1
Dividends	(488.7)	(431.9)
Total Net Cash Flow	**(123.8)**	**(50.2)**
Net Financial Position (31/12)	**(1,345.8)**	**(1,396.0)**
GROUP Net Financial Position (31/12)	**(1,371.7)**	**(1,552.0)**

MEDIASET | Dividend and FCF


(Euro ml.)
219,8
247,4
282,9
271,3
466,9
448,8
478,6
489,3
517,6
488,8
471,8
488,8
416,5
431,8
369.1
T5 Dividend Cashed-in
110.1
FCF from core activities
259.0
250.0
Dividend
110.1
to partially fund T5 rights issue
2002
2003
2004
2005
2006
2007
2008
2009
2010
Dividend
Recurring FCF



MEDIASET GROUP | Dividend policy

	2003	2004	2005	2006	2007	2008	2009
Net Profit (Euro ml.)	369.7	549.6	603.4	505.5	506.8	459.0	272.4
Earnings per Share (Euro)	0.31	0.47	0.53	0.44	0.45	0.40	0.24
Recurring FCF (Euro ml.)	282.9	466.9	478.6	517.6	471.8	416.5	259.0 (1)
Dividends (Euro ml.)	271.3	448.8	489.3	488.8	489.5	431.8	250.0*
Dividend per Share (Euro)	0.23	0.38	0.43	0.43	0.43	0.38	0.22*
Dividend/Recurring FCF	96%	96%	102%	94%	104%	104%	97%
Pay-out Ratio	73%	82%	81%	97%	97%	94%	92%

(1) Excluding 2009 Tele5 dividend cashed-in

* To be approved by AGM, 20th/21st April 2010; treasury shares are not eligible to receive dividends


Financials
MEDIASET


MEDIASET

MEDIASET GROUP | Back up Slides


MEDIASET
| 54 |

MEDIASET GROUP | Consolidated Cash Flow

(Euro ml.)	2008	2009
Net Financial Position (01/01)	**(1,208.8)**	**(1,371.7)**
Free Cash Flow	**672.2**	**354.1**
- Cash Flow from Operations	1,865.0	1,627.2
- Investments	(1,122.6)	(1,319.4)
- Disinvestments	4.5	6.5
- Change in Net Working Capital (CNWC)	(74.7)	39.8
Change in equity (incl. Buyback Program)	(1.3)	(2.9)
Equity (Investments)/Disinvest.	(53.6)	(28.0)
Dividends (paid and received)	(640.7)	(538.9)
Change in consolidation area	(139.5)	26.7
Total Net Cash Flow	**(162.9)**	**(180.3)**
Net Financial Position (31/12)	**(1,371.7)**	**(1,552.0)**

MEDIASET GROUP | Consolidated Balance Sheet

(Euro ml.)	2008	2009
Television Rights	2,396,1	2,598.0
Goodwill and consolidation differences	513.4	512.1
Other tangible and intangible assets	1,051.9	957.1
Financial assets	361.6	233.8
Net working capital & other assets/liabilities	(195.5)	(210.7)
Net Invested Capital	**4,127.5**	**4,090.3**
Group shareholders' equity	2,482.4	2,331.8
Minority interests	273.4	206.5
Net assets	**2,755.8**	**2,538.3**
Net financial position	**(1,371.7)**	**(1,552.0)**



MEDIASET ITALIAN BUSINESS | Balance Sheet

(Euro ml.)	2008	2009
Television Rights	2,266.6	2,419.1
Goodwill and consolidation differences	150.2	149.3
Other tangible and intangible assets	931.6	888.6
Financial assets	746.5	714.6
Net working capital & other assets/liabilities	(168.5)	(242.6)
Net Invested Capital	**3,926.4**	**3,929.0**
Group shareholders' equity	2,527.2	2,471.2
Minority interests	53.4	61.8
Net assets	**2,580.6**	**2,533.0**
Net financial position	**(1,345.8)**	**(1,396.0)**



MEDIASET GROUP | Net Profit Adjustment

(Euro ml.)	2008	2009
NET PROFIT (Reported)	**459.0**	**272.4**
Edam Adjustments from Telecinco	71.3	64.2
Telecinco Minorities	(34.8)	(31.3)
Net Edam PPA Adjustment	6.1	5.5
Net Edam Goodwill Adjustment	17.7	15.9
Fiscal Assets realignment	(53.5)	-
Adjusted NET PROFIT	**465.7**	**326.7**


Financials
MEDIASET


TELECINCO

MEDIASET SPANISH BUSINESS | Back up Slides


MEDIASET
| 59 |

TELECINCO | P&L Results

(Euro ml.)	2008	2009
Net Consolidated Revenues	**981.9**	**656.3**
Personnel Costs	(89.2)	(79.5)
Other Operating Costs	(317.0)	(284.9)
EBITDA	**575.7**	**575.7**
Amortisation & Depreciation	(188.7)	(169.1)
EBIT	**386.9**	**122.8**
Financial Income (Losses)	(3.4)	3.2
Associates	(175.9)	(123.1)
Pre-Tax Profit	**207.6**	**2.8**
Taxes	(23.1)	24.1
NET PROFIT Reported	**211.3**	**48.4**
NET PROFIT Adjusted*	***282.6***	***112.6***

* Excluding the net impact of the Impairment Test and amortization of the intangibles related to the PPA of Endemol



TELECINCO | Investments


(Euro ml.)
2008
2009
TV rights
148.1
159.3
Co-production & Distribution
38.7
9.8
Tangible & Intangible Fixed Assets
9.0
5.2
195.8
Total Investments
174.2





TELECINCO | Cash Flow Statement

(Euro ml.)	2008	2009
Net Financial Position (01/01)	**13.2**	**(25.8)**
Free Cash Flow	**315.1**	**95.2**
- Cash Flow from Operations	508.6	305.5
- Investments/Disinvestment	(194.7)	(169.9)
- Change in Net Working Capital (CNWC)	1.1	(40.4)
Change in Equity	(1.3)	(2.9)
Equity (Investments)/Disinvest.	(36.9)	(13.8)
Cashed in Dividends	1.6	1.8
Dividends	(317.6)	(210.3)
Change in consolidation area	0.2	-
Total Net Cash Flow	**(39.0)**	**(130.2)**
Net Financial Position (31/12)	**(25.8)**	**(156.0)**




MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: ir@mediaset.it
WebSite: www.mediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the "Testo Unico della Finanza", that the accounting information contained in this document corresponds to that contained in the company's books.


MEDIASET